ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

June 13, 2025

VIA EDGAR

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund (the “Fund”)
(File Nos. 333-282492, 811-23805)

Dear Ms. Vroman-Lee:

Thank you for your oral comments provided on June 3, 2025, relating to review by the staff of the Securities and Exchange Commission (the “Staff”) of Post-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (“Amendment No. 3”), filed on April 22, 2025.

The Staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Post-Effective Amendment No. 4 to the Fund’s registration statement on Form N-2, which the Fund intends to file on or about June 20, 2025, and will be marked to show all changes made since the filing of Amendment No. 3. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 3.

* * *

PROSPECTUS

Summary of Fees and Expenses

1.

Comment: Please update the fee table or explain why showing 0.00% for interest on borrowed funds is not potentially misleading, given that the Financial Highlights indicates interest paid on borrowed funds.

Response: The Fund respectfully notes that its interest and fees from borrowings, as shown in the Financial Highlights for the fiscal year ended March 31, 2025, was 0.00%.1 The Fund does not anticipate borrowing through September 30, 2025, the period shown in the fee table.

2.

Comment: The Staff notes the following disclosure under Example: “If the Fund achieves sufficient returns on its investments, including through the realization of capital gains, to trigger an Incentive Fee of a material amount, the Fund’s expenses and returns to its investors would be higher.” Please disclose whether the incentive fee is included in the expense example.

Response: The Fund will revise the final paragraph in Summary of Fees and Expenses as follows in response to the Staff’s comment (additions in bold/underline):

While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. The Incentive Fee is unlikely to be material assuming a 5.0% annual return and therefore is not included in the example. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

Financial Highlights

3.

Comment: Regarding the Consolidated Financial Highlights for Class A, the Staff notes that the values provided for Class A shares for the line items “Ratio of expenses to average net assets attributable to common shares, excluding fee waiver” and “Ratio of expenses to average net assets attributable to common shares, including fee waiver” are the same. Please explain why these values are the same. Does the fee waiver not apply to Class A?

Response: The Fund confirms that the expense limitation agreement was not triggered for Class A for the periods presented therein because the Fund’s total annual operating expenses were below the applicable waiver threshold.

Types of Investments and Related Risks

4.

Comment: Under Additional Risks—High Yield Investment Risk, when discussing and disclosing high yield bonds (i.e., bonds “typically rated below investment grade”), please also use the term “junk bonds.”

Response: The Fund will make the requested change.

[1]	See the Fund’s annual shareholder report for the year ended March 31, 2025.

STATEMENT OF ADDITIONAL INFORMATION

Investment Management and Other Services

5.

Comment: The Staff refers to the Fund’s comment response letter dated February 24, 2025 (the “Initial Letter”) and the Fund’s supplemental comment response letter dated February 28, 2025 (the “Supplemental Letter”), relating to review by the Staff of Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed on December 31, 2024. The Staff reiterates Comment 25 of the Initial Letter (see also Comment 3 of the Supplemental Letter). Please confirm that the relevant disclosure will be made in the Fund’s 2025 annual update.

Response: The Fund so confirms.

6.

Comment: The Staff refers to the Initial Letter and the Supplemental Letter. The Staff reiterates Comment 26 of the Initial Letter (see also Comment 4 of the Supplemental Letter). Please confirm that the relevant disclosure will be made in the Fund’s 2025 annual update.

Response: The Fund so confirms.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC

Jennifer Juste, Carlyle AlpInvest Private Markets Fund

Michael G. Doherty, Ropes & Gray LLP

Chelsea M. Childs, Ropes & Gray LLP